Filed by: SUEZ
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: September 21, 2006

On September 20, 2006, Gaz de France and Suez issued the following joint press release.

Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements
 This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its updates filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2005 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

PRESS RELEASE

Commitments submitted to the European Commission
by SUEZ and Gaz de France

Paris, September 20, 2006 – Gaz de France and SUEZ submitted today their proposals designed to remedy the objections identified by the European Commission regarding their proposed merger.

The Commission is expected to announce its decision concerning the transaction by the middle of November, after studying these proposals and consulting other stakeholders in the relevant markets.

As specified in its press release published on August 19 earlier this year, the Commission identified four markets where the merger between the two companies could raise competition issues:

  the natural gas markets in Belgium
  the electricity markets in Belgium
  the natural gas markets in France
  the heating network market in France.

The remedies submitted by the two companies include the following measures:

      1. Creation of a new competitor in Belgium and in France

A new company will be set up, and subsequently sold to a third party, to which the following assets will be transferred:

The portfolio of sales contracts with Distrigaz’s industrial customers in Belgium and France as well as contracts for the sale of gas concluded by Distrigaz and Gaz de France with SPE (the 2nd largest operator in the Belgian gas and electricity market).

The supply of gas consisting of:

–	The gradual transfer of supply contracts for a total of 50 billion kWh/year (approximately 4.5 billion cubic meters),

–	Additional medium-term supply contracts between the merged group and the new company,

–	The technical resources required for the company’s business activities (such as transmission and storage capacity).

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SUEZ and Gaz de France would sell this new company at the end of a competitive process preferably based on an asset swap agreement.

     2. Gas Release

The parties propose a “gas release” program in France and Belgium.

     3. Sale of SPE

Sale of the 25.5% interest owned by Gaz de France in the capital of SPE.

     4. Infrastructure in Belgium and in France

In addition to the large number of capital spending operations decided or committed in France and Belgium in 2006, the companies also propose the following measures:

A.	Changes to the corporate governance rules of the companies responsible for infrastructure in France and Belgium designed to reinforce the guarantees of independence of the companies in question.

Based on Fluxys (a company in which the SUEZ Group holds a 57% equity interest that both owns and operates the natural gas transmission network in Belgium), three structures will be set up, designed to distinguish between infrastructure ownership and operational management:

–	Fluxys Asset Owner (“FAO”) will own all the transmission/transit and storage infrastructures. The merged Group will no longer own a majority stake.
–	Fluxys International will be the owner of the Zeebrugge LNG terminal, Huberator and of the other assets outside Belgium (e.g. BBL, etc.). The merged Group will retain a majority stake.
–	Fluxys System Operator (“FSO”) will own the rights on capacities and be the administrator of all the regulated infrastructures (transmission, transit, storage, the Zeebrugge terminal). The merged Group will retain no direct interest and will have no control over this structure.

B.	Principal measures concerning the infrastructure.

Measures facilitating access to the Zeebrugge hub; commitment to consult the market before the end of 2007 for the second extension of the Zeebrugge LNG terminal and reinforcement of the North-South transit capacity across Belgium; new storage capacity; improvement of the rules governing transparency in the Belgian market.

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Transfer of Distrigaz & Co (a company responsible for marketing transit capacity on the Troll and RtR routes) to Fluxys; application to new transit contracts in Belgium of the code of conduct governing transmission.

Transfer of the equity interest held by Gaz de France (25%) in Segeo (a company owning a gas pipeline in Belgium linking the Dutch and French borders) to Fluxys.

Transmission capacity made available by Gaz de France via Segeo.

Important additional storage capacity in France created and made available by Gaz de France to accompany the growing market; and an important increase of reception and regasification capacity at the LNG terminal of Montoir, (where current annual capacity of 8 billion cubic meter will be enhanced first to 12 billion cubic meters in the medium term, and then 16 billion cubic meters in the long term).

Spinning off into a subsidiary of the LNG terminal management activities in France, on the basis of the model adopted in 2005 for the transmission network (GRTgaz) and, in the near future, of the distribution network (GRD) with a view to the complete deregulation of the market in 2007.

     5. Heating networks

Sale of the Cofathec heating networks (the Cofathec Coriance subsidiary is responsible for managing the public service contracts related to the heating networks serving local communities).

***

The industrial rationale of the new Group would be preserved with these proposals. The new entity would enjoy both the resources and size it needs for an ambitious development, capable of creating new jobs and in line with the commitment made when the merger plans were first presented.

Press Contacts:		Analyst Contacts:

SUEZ		SUEZ
France:	+33 1 40 06 66 51	Investors Relations:	+33 1 40 06 64 89
Belgium:	+32 2 370 34 05

GAZ DE FRANCE		GAZ DE FRANCE
Press office:	+33(0)1 47 54 24 35	Investors Relations:	+33 1 47 54 79 04

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